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                                                                    Exhibit 99.1

[VIVENDI UNIVERSAL LOGO]

                VIVENDI UNIVERSAL: FINAL SETTLEMENT WITH THE SEC

PARIS, DECEMBER 23, 2003 - Vivendi Universal [PARIS BOURSE: EX FP; NYSE: V] announced today that it had reached a final settlement with the United States Securities and Exchange Commission. The settlement is contained in a Consent Decree filed in the federal court in New York City, together with a complaint filed by the SEC charging violation of certain U.S. securities laws.

In the Consent Decree, Vivendi Universal agreed, without admitting or denying any liability, not to violate certain specified provisions of the U.S. securities laws in the future. Vivendi Universal also agreed to deposit a civil penalty of $50 million into a Sarbanes-Oxley "Fair Fund" to be distributed by the Court to certain Vivendi Universal shareholders pursuant to a plan of distribution to be established by the SEC. The SEC is not requiring Vivendi Universal to restate any of its past financial statements.

The settlement concludes an investigation that began in mid-2002, after Vivendi Universal's former Chairman, Jean-Marie Messier, resigned. Vivendi Universal's Chairman and CEO, Jean-Rene Fourtou, said that "we are pleased to close this chapter of our history, to put this matter behind us and to continue to work for the benefit of our shareholders".

Mr. Messier was charged by the SEC with violating the U.S. securities laws while he was Vivendi Universal's CEO, and has settled those charges with the SEC by entering into a Consent Decree. As part of his settlement with the SEC, Messier has agreed to pay a civil penalty of $1 million, to relinquish all his claims against Vivendi Universal under his termination agreement and to give up the approximately $25 million judgment that he was claiming. As a part of a settlement with Mr. Messier, Vivendi Universal will pay Mr. Messier's lawyers a portion of their legal fees and expenses incurred in connection with the litigation between them.

Vivendi Universal's former CFO, Guillaume Hannezo, has also settled with the SEC by entering into a Consent Decree. Hannezo has also agreed to pay a civil penalty.

Important Disclaimer

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Commission des Operations de Bourse. Investors
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and security holders may obtain a free copy of documents filed by Vivendi
Universal with the U.S. Securities and Exchange Commission at (<www.sec.gov>) or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.

CONTACTS :

     MEDIA                                  INVESTOR RELATIONS
     PARIS                                  PARIS
     Antoine Lefort                         Daniel Scolan
     +33 (0) 1 71 71 11 80                  +33 (0) 171 71 32 91
     Agnes Vetillart                        Laurence Daniel
     +33 (0) 1 71 71 30 82                  +33 (0) 1 71 71 12 33
     Alain Delrieu
     +33 (0) 1 71 71 10 86                  NEW YORK
                                            Eileen McLaughlin
                                            +(1) 212.572.8961